UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission file number: 001-42466

3 E NETWORK TECHNOLOGY GROUP LIMITED

(Exact name of registrant as specified in its charter)

No.118 Connaught Road West, 3003-2

Hong Kong, China, 999077

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard

As previously disclosed, on September 25, 2025, 3 E Network Technology Group Limited (the “Company”) received a written notification from the Listing Qualifications Department (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”). The notice informed that the Company was not in compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) (the “Rule”), as the bid price of its listed securities had closed at less than $1.00 per share for 30 consecutive business days, and the Company has been provided a compliance period of 180 calendar days until March 24, 2026, to regain compliance pursuant to Nasdaq Listing Rule 5810(c)(3)(A).

On March 27, 2026, the Company received a written notification from the Staff of Nasdaq, indicating that the Company failed to regain compliance within the 180-calendar-day compliance period, and as a result, the Staff determined to delist the Company’s securities from The Nasdaq Capital Market.

The Company intends to file an appeal of the Staff’s determination to delist the Company’s securities from The Nasdaq Capital Market as permitted, which will stay any delist determination or suspension of the Company’s securities and the filing of the Form 25.

There can be no assurance that the Company’s plan will be accepted by the hearings panel or that, if it is, the Company will be able to regain compliance with the applicable Nasdaq listing requirements. If the Company’s common stock were delisted from Nasdaq, trading of the common stock would most likely take place on an over-the-counter market established for unlisted securities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

3 E Network Technology Group Limited

By:	/s/ Tingjun Yang
Name:	Tingjun Yang
Title:	Chief Executive Officer, Director

Date: April 2, 2026

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